

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Kent Robertson
Chief Executive Officer
Fenix Parts, Inc.
14707 S. Dixie Highway, Suite 401
Miami, Florida 33176

>   **Re: Fenix Parts, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 8, 2015**
>   **File No. 333-203296**

Dear Mr. Robertson:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 28

1. We note your presentation of line item Acquisition Funding of $90,389. It appears they represent the IPO proceeds used to consummate the acquisitions and therefore it appears to be a pro forma adjustment. In that regard, please explain to us your basis in presenting it as part of total capitalization on a pro forma basis.

Standard Combined Financial Statements

Notes to Combined Financial Statements,

Note 8. Gain on Fire, page F-55

2. We note the disclosure of a fire occurred at the Goldy Metals Toronto facility in March 2014 and that Standard received approximately $2,597,000 in insurance proceeds with a $785,000 gain reported within other income as a result of settlement of lost inventory,

damaged buildings and other miscellaneous items. Please clarify for us what the gain represents and how it is calculated. Also, please clarify if Standard reported the difference of the two amounts within revenues and if it represents compensation for lost inventory. If not, please explain to us the basis of classifying the difference within revenues. In addition, explain to us why you did not back out this one time revenue amount along with the gain from your pro forma income statement on page F-5 since the amounts do not have a continuing impact on your financial statements. Refer to Article 11-01 (b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Craig P. Colmar
       Johnson and Colmar